 Filed Pursuant to Rule 253(g)(2)
File No. 024-10487

MEDALIST DIVERSIFIED REIT, INC.

SUPPLEMENT NO. 1 DATED AUGUST 25, 2017

TO THE OFFERING CIRCULAR DATED AUGUST 17, 2017

This document supplements, and should be read in conjunction with, the offering circular of Medalist Diversified REIT, Inc. (“we,” “our” or “us”), dated August 17, 2017, referred to herein as the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. If any statement in this supplement contradicts or conflicts with the Offering Circular, then this supplement shall control.

The purpose of this supplement is to disclose 1) our engagement with CrowdStreet, Inc. (“CrowdStreet”) to provide us with an exclusive crowdfunding platform to post the Offering; and 2) the adjustment of Plan of Distribution as a result of our engagement with CrowdStreet.

Terms of Engagement with CrowdStreet

On August 21, 2017, we engaged CrowdStreet to provide us with an exclusive crowdfunding platform, the CrowdStreet Marketplace Solutions (the “Marketplace Solutions”), to post our Offering by entering into a Marketplace Services Agreement (the “Agreement”). Our Offering will be posted on CrowdStreet’s website, crowdstreet.com and app.crowdstreet.com.

The services provided by CrowdStreet include posting of our Offering on CrowdStreet’s website, formatting posting on CrowdStreet’s website to conform to the standard look and feel of other projects posted on the website, post-closing shareholder or other owner relationship management, and transaction document management. CrowdStreet’s sole role is to provide the services and access to the website, which is a technology package that enables investors and us to share.

CrowdStreet is not a registered broker-dealer, investment advisor or funding portal and shall not perform any activities of a broker-dealer or investment advisor.

In consideration for the aforementioned services provide, CrowdStreet will receive the following compensation from us:

1) A one-time Platform & Project Fee of $10,000 paid upon August 21, 2017;

2) A per investor fee, calculated by tier, charged and paid as follows:

# of Investors
Min	Max	Price Per Investor
0	75	$300
76	150	$275
151+	N	$250

3) An annual solution maintenance fee equal to the number of investors times $30 will be charged and paid on each anniversary of the effective date of the Agreement during the projected Management Phase, which is the investment duration of the Offering to us and investors after six months from the first day it is publicly posted on the Marketplace Solutions.

Either party may terminate the Agreement at any time and for any reason or no reason.

Adjustment of Plan of Distribution due to Engagement with CrowdStreet

All shares of our common stock sold through Marketplace Solutions will be offered through Moloney Securities Co., Inc., our Dealer-Manager. Our Dealer-Manager has agreed to reduce the selling commissions paid on sales coming through CrowdStreet from 7% to 4%. Based upon historical investment amounts on prior offerings made through CrowdStreet, and discussions between our Manager and CrowdStreet, we anticipate that the average size of individual investments made through CrowdStreet will be at least $10,000. As a result, we do not anticipate that our engagement with CrowdStreet will reduce the net proceeds in this Offering.